

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Scott W. Kingsmore
Senior Executive Vice President, Treasurer and Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

  Re: The Macerich Company
    Form 10-K for the year ended December 31, 2020
    Filed February 24, 2021
    File No. 001-12504

Dear Mr. Kingsmore:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

1. We note your discussion of lease amendments, and your disclosure of rental abatements and payment deferrals. Please revise your discussion in you next filing to include a more detailed discussion of any lease concessions provided, including quantitative disclosure of material amounts of rental abatements, deferrals and tenant improvements, as well as the time period over which the deferrals are being provided. Reference is made to Question 4 of the FASB Q&A "Accounting For Lease Concessions Related To The Effects Of The Covid-19 Pandemic".

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Scott W. Kingsmore
The Macerich Company
May 4, 2021
Page 2

      You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction